INTEGRAMED AMERICA, INC.








                                                                November 8, 2006

United States Securities and Exchange
Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Vanessa Robertson
             Staff Accountant


BY EDGAR AND FACSIMILE to 202.772.9217

Re:      IntegraMed America, Inc.
         Item 4.02 Form 8-K
         Filed October 31, 2006
         File No. 000-20260

Ladies and Gentlemen:

         Set forth below are the responses of IntegraMed America, Inc. (the "Company"), to the comments of the Staff of the Securities and Exchange dated November 2, 2006 (the "Comment Letter") with respect to the above-referenced Current Report on Form 8-K. For your convenience, we have set forth below the Staff's comments in bold followed by the Company's response thereto.

Item 4.02(a)

1. We note your disclosure that you intend to file restated financial statements as soon as practical. Please provide us with additional information so that we can understand the timing of when you anticipate filing the amended reports.

         The Company's internal financial staff is diligently working with its independent auditors and its audit committee to complete the restatement of its financial statements. The Company currently anticipates filing the amended reports within 45 days from the date of this letter.

2. Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your March 31, 2006 Form 10-Q and June 30, 2006 Form 10-Q regarding your disclosure controls and procedures.

         The Company has reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of its previous assertions in its March 31, 2006 Form 10-Q and June 30, 2006 Form 10-Q regarding its disclosure controls and procedures. The Company will revise the assertions regarding its disclosure controls and procedures when it files its amended reports, as referenced in the response to comment 1 above.

         The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust that the foregoing is responsive to the Staff's comments. Please do not hesitate to contact the undersigned with any questions or comments regarding any of the foregoing.

                                            Sincerely,



                                            /s/John W. Hlywak, Jr.
                                               -------------------
                                               John W. Hlywak, Jr.
                                               Executive Vice President & CFO


cc:      Claude White, General Counsel, IntegraMed America, Inc.
         Steven Khadavi, Dorsey & Whitney LLP
         John Pennett, Amper, Politziner & Mattia